Exhibit 99.1

EXPLANATORY NOTE

MCE Finance Limited’s Quarterly Report

for the Three Months Ended March 31, 2015

This quarterly report serves to provide holders of MCE Finance Limited’s US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with MCE Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2015, together with related information, pursuant to the terms of the indenture, dated February 7, 2013, relating to the 2013 Senior Notes. MCE Finance Limited is a wholly owned subsidiary of Melco Crown Entertainment Limited.

MCE Finance Limited

Report for the First Quarter of 2015

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

GLOSSARY	4

EXCHANGE RATE INFORMATION	7

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	8

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion);

•	“Altira Developments Limited” refers to our subsidiary, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments Limited;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments Limited;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Crown (COD) Developments Limited” refers to our subsidiary, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

•	“our gaming subconcession” refers to the Macau gaming subconcession held by Melco Crown Macau;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” and “our company” refer to MCE Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2015.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, we may become highly leveraged. We also operate in Macau, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward- looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	electronic multiple-player gaming seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on March 31, 2015 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7540 to US$1.00. On May 15, 2015, the noon buying rate was HK$7.7505 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the first quarter of 2015, our total net revenues were US$1.03 billion, a decrease of 25.4% from US$1.38 billion of net revenues for the first quarter of 2014. Net income for the first quarter of 2015 was US$132.1 million, as compared to US$252.6 million for the first quarter of 2014. The decline in profitability was primarily attributable to lower group-wide rolling chip revenues and mass market table games revenues.

The following summarizes the results of our operations:

	Three Months Ended March 31,
	2015	2014
	(In thousands of US$)
Net revenues	$1,027,255	$1,376,193
Total operating costs and expenses	$(881,725)	$(1,104,833)
Operating income	$145,530	$271,360
Net income	$132,075	$252,591

Results of Operations

City of Dreams First Quarter Results

For the first quarter of 2015, net revenue at City of Dreams was US$810.3 million compared to US$1,075.0 million in the first quarter of 2014. The decline in net revenue was primarily a result of lower rolling chip revenues and mass market table games revenues.

Rolling chip volume totaled US$13.5 billion for the first quarter of 2015 versus US$24.6 billion in the first quarter of 2014. The rolling chip win rate was 3.2% in the first quarter of 2015 versus 3.0% in the first quarter of 2014. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop decreased to US$1,199.0 million compared with US$1,299.1 million in the first quarter of 2014. The mass market table games hold percentage was 35.9% in the first quarter of 2015 compared to 37.5% in the first quarter of 2014.

Gaming machine handle for the first quarter of 2015 was US$1,242.0 million, compared with US$1,489.7 million in the first quarter of 2014.

Total non-gaming revenue at City of Dreams in the first quarter of 2015 was US$71.2 million, compared with US$71.4 million in the first quarter of 2014.

Altira Macau First Quarter Results

For the first quarter of 2015, net revenue at Altira Macau was US$149.0 million compared to US$229.9 million in the first quarter of 2014. The year-over-year decrease in net revenue was primarily a result of lower rolling chip revenues.

Rolling chip volume totaled US$7.4 billion in the first quarter of 2015 versus US$10.1 billion in the first quarter of 2014. The rolling chip win rate was 2.5% in the first quarter of 2015 versus 2.9% in the first quarter of 2014. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$159.3 million in the first quarter of 2015, a decrease from US$203.8 million generated in the comparable period in 2014. The mass market table games hold percentage was 17.2% in the first quarter of 2015 compared with 13.3% in the first quarter of 2014.

Gaming machine handle for the first quarter of 2015 was US$7.2 million.

Total non-gaming revenue at Altira Macau in the first quarter of 2015 was US$8.8 million compared with US$9.5 million in the first quarter of 2014.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$34.9 million in the first quarter of 2015 as compared to US$39.5 million in the first quarter of 2014.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,200 in the first quarter of 2015, compared to approximately 1,400 in the comparable period in 2014. The reduction in gaming machines reported by Mocha Clubs was primarily due to the closure of one club in mid-2014 and the transfer of the reporting of one club to Altira Macau in 2015, partially offset by the opening of a new Mocha club in mid-2014. The net win per gaming machine per day was US$316 in both quarters ended March 31, 2015 and 2014.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2015 were US$13.0 million, which mainly included interest income of US$0.9 million, interest expenses, net of capitalized interest, of US$10.8 million and other finance costs of US$4.4 million, as compared to a total net non-operating expenses of US$18.3 million for the first quarter of 2014, which mainly included interest income of US$2.3 million, interest expenses, net of capitalized interest, of US$14.8 million and other finance costs of US$4.6 million. The year-on-year decrease of US$5.3 million in net non-operating expenses was primarily due to higher capitalized interest in the current quarter and lower interest charge as a result of the scheduled repayments of the term loan under the 2011 Credit Facilities.

Depreciation and amortization costs of US$76.6 million were recorded in the first quarter of 2015, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.2 million was related to the amortization of land use rights.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of March 31, 2015, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,247.9 million, US$110.6 million and US$6.2 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remains available for future drawdown.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2015	2014
	(In thousands of US$)
Net cash provided by operating activities	$133,114	$275,429
Net cash (used in) provided by investing activities	(7,124)	61,208
Cash used in financing activities	(64,216)	(257,179)

Net increase in cash and cash equivalents	61,774	79,458
Cash and cash equivalents at beginning of period	1,186,091	1,164,682

Cash and cash equivalents at end of period	$1,247,865	$1,244,140

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$133.1 million for the first quarter of 2015, compared to US$275.4 million for the first quarter of 2014. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance as described in the foregoing section and increased working capital for the operations.

Investing Activities

Net cash used in investing activities was US$7.1 million for the first quarter of 2015, compared to net cash provided by investing activities of US$61.2 million. The change was primarily due to the increased capital expenditure payments, no withdrawal of bank deposits with original maturity over three months, partially offset by the net repayment of advance to shareholder in the current quarter.

Net cash used in investing activities of US$7.1 million for the first quarter of 2015 mainly included capital expenditure payments of US$86.9 million, our advance to shareholder of US$8.3 million, advance payments and deposits for acquisition of property and equipment of US$8.1 million and change in restricted cash of US$5.5 million, partially offset with the proceed from the repayment of advance to shareholder of US$105.4 million.

Net cash provided by investing activities of US$61.2 million for the first quarter of 2014 mainly included the transfer of US$176.5 million from bank deposits with original maturity over three months to cash and cash equivalents upon maturity, partially offset by our advance to shareholder of US$76.8 million, capital expenditure payments of US$36.8 million and deposits for acquisition of property and equipment of US$1.4 million.

Our total capital expenditure payments for the first quarter of 2015 were US$86.9 million, as compared to US$36.8 million for the first quarter of 2014. Such capital expenditures for both periods were mainly associated with enhancements to our integrated resort offerings including the fifth hotel tower at City of Dreams. The increase was primarily due to the development of various projects at City of Dreams, including the fifth hotel tower. We also paid US$3.6 million for the scheduled installment of City of Dreams’ land premium payment for the three months ended March 31, 2015.

Financing Activities

Net cash used in financing activities amounted to US$64.2 million for the first quarter of 2015 primarily represented the scheduled repayment of the term loan under 2011 Credit facilities.

Net cash used in financing activities amounted to US$257.2 million for the first quarter of 2014 primarily represented the dividends payment of US$193.0 million and the scheduled repayment of the term loan under 2011 Credit Facilities of US$64.2 million.

Indebtedness

The following table presents a summary of our indebtedness as of March 31, 2015:

As of March 31, 2015 (In thousands of US$)
2013 Senior Notes	$1,000,000
2011 Credit Facilities	$352,987

$1,352,987

Except for the scheduled repayment of the term loan under 2011 Credit Facilities of US$64.2 million during the first quarter of 2015, there was no other change in our indebtedness as of March 31, 2015 as compared to December 31, 2014.

Our company commenced expansion of its retail precinct at City of Dreams, which is expected to open in the first half of 2016. Our company has also commenced the development of the fifth hotel tower at City of Dreams although its development plan and schedule is currently under review and may be subject to change after taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

MCE Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2015

Page

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	F-2

Unaudited MCE Finance Limited – Restricted Subsidiaries Group Condensed Consolidated Financial Statements	F-5

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited	F-8

MCE Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2015	December 31, 2014
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,247,865	$1,186,091
Bank deposits with original maturity over three months	110,616	110,616
Restricted cash	6,164	629
Accounts receivable, net	232,059	253,111
Amounts due from affiliated companies	306,785	263,959
Inventories	17,394	18,749
Prepaid expenses and other current assets	44,740	43,107

Total current assets	1,965,623	1,876,262

PROPERTY AND EQUIPMENT, NET	2,313,211	2,273,419
GAMING SUBCONCESSION, NET	413,485	427,794
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	99,519	98,699
ADVANCE TO SHAREHOLDER	567,387	664,147
DEFERRED FINANCING COSTS, NET	75,636	79,387
LAND USE RIGHTS, NET	370,452	375,687

TOTAL ASSETS	$5,891,448	$5,881,530

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,908	$10,837
Accrued expenses and other current liabilities	805,578	724,675
Income tax payable	709	2,804
Capital lease obligations, due within one year	165	163
Current portion of long-term debt	256,717	256,717
Amount due to shareholder	20,422	20,559
Amounts due to affiliated companies	26,178	19,328

Total current liabilities	1,122,677	1,035,083

LONG-TERM DEBT	1,096,270	1,160,449
OTHER LONG-TERM LIABILITIES	34,723	26,270
DEFERRED TAX LIABILITIES	15,829	16,024
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	535	577
LAND USE RIGHT PAYABLE	—	3,788

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	1,841,725	1,841,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,777,054	1,794,979

Total shareholder’s equity	3,621,414	3,639,339

TOTAL LIABILITIES AND EQUITY	$5,891,448	$5,881,530

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of March 31, 2015 and December 31, 2014, 1,202 shares of US$0.01 par value per share were issued and fully paid.

MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014

OPERATING REVENUES
Casino	$967,005	$1,320,139
Rooms	34,454	33,615
Food and beverage	21,986	21,713
Entertainment, retail and others	46,372	45,419

Gross revenues	1,069,817	1,420,886
Less: promotional allowances	(42,562)	(44,693)

Net revenues	1,027,255	1,376,193

OPERATING COSTS AND EXPENSES
Casino	(689,035)	(913,518)
Rooms	(3,676)	(3,139)
Food and beverage	(4,716)	(5,913)
Entertainment, retail and others	(13,628)	(14,342)
General and administrative	(91,612)	(83,393)
Pre-opening costs	(2,126)	(730)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(5,235)	(5,235)
Depreciation and amortization	(57,087)	(62,562)
Property charges and others	(301)	(1,692)

Total operating costs and expenses	(881,725)	(1,104,833)

OPERATING INCOME	145,530	271,360

NON-OPERATING INCOME (EXPENSES)
Interest income	882	2,302
Interest expenses, net of capitalized interest	(10,815)	(14,767)
Other finance costs	(4,443)	(4,623)
Foreign exchange gain (loss), net	1,425	(1,177)

Total non-operating expenses, net	(12,951)	(18,265)

INCOME BEFORE INCOME TAX	132,579	253,095
INCOME TAX EXPENSE	(504)	(504)

NET INCOME	$132,075	$252,591

MCE Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$133,114	$275,429

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(86,928)	(36,836)
Advance to shareholder	(8,313)	(76,832)
Advance payments and deposits for acquisition of property and equipment	(8,138)	(1,445)
Changes in restricted cash	(5,535)	—
Payment for land use rights	(3,606)	—
Payment for entertainment production costs	(34)	(167)
Proceeds from sale of property and equipment	32	10
Repayment of advance to shareholder	105,398	—
Withdrawals of bank deposits with original maturity over three months	—	176,478

Net cash (used in) provided by investing activities	(7,124)	61,208

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(64,179)	(64,179)
Principal payments on capital lease obligations	(37)	—
Dividends paid	—	(193,000)

Cash used in financing activities	(64,216)	(257,179)

NET INCREASE IN CASH AND CASH EQUIVALENTS	61,774	79,458
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,186,091	1,164,682

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,247,865	$1,244,140

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(22,849)	$(27,303)
Cash paid for tax	(2,795)	(5,591)

NON-CASH INVESTING ACTIVITY
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	29,960	25,490

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2015	December 31, 2014

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,247,865	$1,186,091
Bank deposits with original maturity over three months	110,616	110,616
Restricted cash	6,164	629
Accounts receivable, net	232,059	253,111
Amounts due from affiliated companies	306,789	263,959
Amounts due from unconsolidated subsidiaries	2	2
Inventories	17,394	18,749
Prepaid expenses and other current assets	44,740	43,107

Total current assets	1,965,629	1,876,264

PROPERTY AND EQUIPMENT, NET	2,313,211	2,273,419
GAMING SUBCONCESSION, NET	413,485	427,794
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	99,519	98,699
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	1,599,011	1,696,096
DEFERRED FINANCING COSTS, NET	75,636	79,387
LAND USE RIGHTS, NET	370,452	375,687

TOTAL ASSETS	$6,923,078	$6,913,481

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,908	$10,837
Accrued expenses and other current liabilities	805,578	724,675
Income tax payable	709	2,804
Capital lease obligations, due within one year	165	163
Current portion of long-term debt	256,717	256,717
Amount due to shareholder	20,418	20,555
Amounts due to affiliated companies	26,178	19,324

Total current liabilities	1,122,673	1,035,075

LONG-TERM DEBT	1,096,270	1,160,449
OTHER LONG-TERM LIABILITIES	34,723	26,270
DEFERRED TAX LIABILITIES	15,829	16,024
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	535	577
LAND USE RIGHT PAYABLE	—	3,788
ADVANCE FROM SHAREHOLDER	1,031,618	1,031,943

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	1,841,725	1,841,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,777,070	1,794,995

Total shareholder’s equity	3,621,430	3,639,355

TOTAL LIABILITIES AND EQUITY	$6,923,078	$6,913,481

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of March 31, 2015 and December 31, 2014, 1,202 shares of US$0.01 par value per share were issued and fully paid.

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014

OPERATING REVENUES
Casino	$967,005	$1,320,139
Rooms	34,454	33,615
Food and beverage	21,986	21,713
Entertainment, retail and others	46,372	45,419

Gross revenues	1,069,817	1,420,886
Less: promotional allowances	(42,562)	(44,693)

Net revenues	1,027,255	1,376,193

OPERATING COSTS AND EXPENSES
Casino	(689,035)	(913,518)
Rooms	(3,676)	(3,139)
Food and beverage	(4,716)	(5,913)
Entertainment, retail and others	(13,628)	(14,342)
General and administrative	(91,612)	(83,393)
Pre-opening costs	(2,126)	(730)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(5,235)	(5,235)
Depreciation and amortization	(57,087)	(62,562)
Property charges and others	(301)	(1,692)

Total operating costs and expenses	(881,725)	(1,104,833)

OPERATING INCOME	145,530	271,360

NON-OPERATING INCOME (EXPENSES)
Interest income	882	2,302
Interest expenses, net of capitalized interest	(10,815)	(14,767)
Other finance costs	(4,443)	(4,623)
Foreign exchange gain (loss), net	1,425	(1,177)

Total non-operating expenses, net	(12,951)	(18,265)

INCOME BEFORE INCOME TAX	132,579	253,095
INCOME TAX EXPENSE	(504)	(504)

NET INCOME	$132,075	$252,591

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$133,114	$275,429

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(86,928)	(36,836)
Advance to unconsolidated subsidiary	(8,313)	(76,832)
Advance payments and deposits for acquisition of property and equipment	(8,138)	(1,445)
Changes in restricted cash	(5,535)	—
Payment for land use rights	(3,606)	—
Payment for entertainment production costs	(34)	(167)
Proceeds from sale of property and equipment	32	10
Repayment of advance to unconsolidated subsidiary	105,398	—
Withdrawals of bank deposits with original maturity over three months	—	176,478

Net cash (used in) provided by investing activities	(7,124)	61,208

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(64,179)	(64,179)
Principal payments on capital lease obligations	(37)	—
Dividends paid	—	(193,000)

Cash used in financing activities	(64,216)	(257,179)

NET INCREASE IN CASH AND CASH EQUIVALENTS	61,774	79,458
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,186,091	1,164,682

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,247,865	$1,244,140

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(22,849)	$(27,303)
Cash paid for tax	(2,795)	(5,591)

NON-CASH INVESTING ACTIVITY
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	29,960	25,490

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited

For the Three Months Ended March 31, 2015

(In thousands of U.S. dollars, except share and per share data)

	Consolidated Total for MCE Finance Limited – Restricted Subsidiaries Group	Unrestricted Subsidiaries
		Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited

Condensed Consolidated Balance Sheets (Unaudited)
As of March 31, 2015

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,247,865	$		$		$		$1,247,865
Bank deposits with original maturity over three months	110,616							110,616
Restricted cash	6,164							6,164
Accounts receivable, net	232,059							232,059
Amounts due from affiliated companies	306,789		(2)		(2)			306,785
Amounts due from unconsolidated subsidiaries	2						(2)	—
Inventories	17,394							17,394
Prepaid expenses and other current assets	44,740							44,740

Total current assets	1,965,629		(2)		(2)		(2)	1,965,623

PROPERTY AND EQUIPMENT, NET	2,313,211							2,313,211
GAMING SUBCONCESSION, NET	413,485							413,485
INTANGIBLE ASSETS, NET	4,220							4,220
GOODWILL	81,915							81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	99,519							99,519
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	1,599,011						(1,599,011)	—
ADVANCE TO SHAREHOLDER	—				1,599,005		(1,031,618)	567,387
ADVANCE TO GROUP COMPANIES	—				17,795		(17,795)	—
DEFERRED FINANCING COSTS, NET	75,636							75,636
LAND USE RIGHTS, NET	370,452							370,452

TOTAL ASSETS	$6,923,078		$(2)		$1,616,798		$(2,648,426)	$5,891,448

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,908	$		$		$		$12,908
Accrued expenses and other current liabilities	805,578							805,578
Income tax payable	709							709
Capital lease obligations, due within one year	165							165
Current portion of long-term debt	256,717							256,717
Amount due to shareholder	20,418		2		2			20,422
Amounts due to affiliated companies	26,178							26,178
Amounts due to group companies	—		1		1		(2)	—

Total current liabilities	1,122,673		3		3		(2)	1,122,677

LONG-TERM DEBT	1,096,270							1,096,270
OTHER LONG-TERM LIABILITIES	34,723							34,723
DEFERRED TAX LIABILITIES	15,829							15,829
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	535							535
ADVANCE FROM SHAREHOLDER	1,031,618						(1,031,618)	—
ADVANCE FROM GROUP COMPANIES	—				1,616,800		(1,616,800)	—

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—		3		3		(6)	—
Additional paid-in capital	1,841,725							1,841,725
Accumulated other comprehensive income	2,635							2,635
Retained earnings	1,777,070		(8)		(8)			1,777,054

Total shareholder’s equity	3,621,430		(5)		(5)		(6)	3,621,414

TOTAL LIABILITIES AND EQUITY	$6,923,078		$(2)		$1,616,798		$(2,648,426)	$5,891,448

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of March 31, 2015, 1,202 shares of US$0.01 par value per share was issued and fully paid.

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited

For the Three Months Ended March 31, 2015

(In thousands of U.S. dollars)

	Consolidated Total for MCE Finance Limited – Restricted Subsidiaries Group	Unrestricted Subsidiaries
		Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)
For the Three Months Ended March 31, 2015

OPERATING REVENUES
Casino	$967,005	$		$		$		$967,005
Rooms	34,454							34,454
Food and beverage	21,986							21,986
Entertainment, retail and others	46,372							46,372

Gross revenues	1,069,817		—		—		—	1,069,817
Less: promotional allowances	(42,562)							(42,562)

Net revenues	1,027,255		—		—		—	1,027,255

OPERATING COSTS AND EXPENSES
Casino	(689,035)							(689,035)
Rooms	(3,676)							(3,676)
Food and beverage	(4,716)							(4,716)
Entertainment, retail and others	(13,628)							(13,628)
General and administrative	(91,612)							(91,612)
Pre-opening costs	(2,126)							(2,126)
Amortization of gaming subconcession	(14,309)							(14,309)
Amortization of land use rights	(5,235)							(5,235)
Depreciation and amortization	(57,087)							(57,087)
Property charges and others	(301)							(301)

Total operating costs and expenses	(881,725)		—		—		—	(881,725)

OPERATING INCOME	145,530		—		—		—	145,530

NON-OPERATING INCOME (EXPENSES)
Interest income	882							882
Interest expenses, net of capitalized interest	(10,815)							(10,815)
Other finance costs	(4,443)							(4,443)
Foreign exchange gain, net	1,425							1,425

Total non-operating expenses, net	(12,951)		—		—		—	(12,951)

INCOME BEFORE INCOME TAX	132,579		—		—		—	132,579

INCOME TAX EXPENSE	(504)							(504)

NET INCOME	$132,075		$—		$—		$—	$132,075